Exhibit 5.1

[PPG Industries, Inc. Letterhead]

April 30, 2026

PPG Industries, Inc.

One PPG Place

Pittsburgh, Pennsylvania 15272

RE:	PPG Industries, Inc.

Post-Effective Amendment to Registration Statements on Form S-8

Ladies and Gentlemen:

This opinion is submitted in connection with the Post-Effective Amendment No. 1 (the “Post-Effective Amendment”) to the Registration Statements on Form S-8 (File Nos. 333-173657 and 333-212813) being filed by PPG Industries, Inc. (the “Corporation”) with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”), in respect of the offer and sale of the Rollover Shares (as defined below) that may be issued in accordance with the PPG Industries, Inc. 2026 Omnibus Incentive Plan for Directors (the “2026 Plan”). This opinion is delivered in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Act.

On February 19, 2026, subject to shareholder approval, the Board of Directors of the Corporation adopted the 2026 Plan. The 2026 Plan subsequently was approved by the Corporation’s shareholders on April 16, 2026 (the “Effective Date”) at the Corporation’s 2026 Annual Meeting of Shareholders.

The number of shares of the Corporation’s common stock, par value $1.66 2/3 per share (the “Common Stock”), initially authorized for issuance pursuant to the 2026 Plan includes (i) 1,500,000 newly authorized shares of Common Stock (the “Newly Authorized Shares”); and (ii) 5,403,753 shares of Common Stock (the “Carried Forward Shares”) which remained available for the granting of awards under the PPG Industries, Inc. Amended and Restated Omnibus Incentive Plan (the “Prior Plan”) as of the Effective Date. No further awards may be made under the Prior Plan as of the Effective Date.

Any shares of Common Stock covered by an award under the Prior Plan that, after December 31, 2025, are forfeited or that remain unpurchased or undistributed upon termination or expiration of any such award, may be used for future awards to the same or other participants under the 2026 Plan on a one-for-one basis. In the event that withholding tax liabilities arising after December 31, 2025 from an award granted under the Prior Plan other than an option or stock appreciation right are satisfied by the tendering or withholding of shares of Common Stock, the shares of Common Stock so tendered or withheld will be added to the shares of Common Stock available for awards to the same or other participants under the 2026 Plan on a one-for-one basis. As of the Effective Date, the maximum number of Rollover Shares that may be added to the shares available for awards under the 2026 Plan on a one-for-one basis as a result of circumstances described in the immediately prior sentence is 5,403,753 shares of Common Stock.

I am Senior Vice President, General Counsel and Secretary of the Corporation and, in that capacity, I, or lawyers in the Law Department of the Corporation acting under my supervision, have examined the written documents constituting the 2026 Plan and such other documents and corporate records as I, or they, have deemed necessary or appropriate for the purposes of this opinion. In my examination, I have assumed the genuineness of all signatures, the authenticity of all documents submitted to me as originals, the conformity to original documents of all documents submitted to me as copies and the authenticity of the originals of all documents submitted to me as copies. I also have assumed the due execution and delivery of all documents where due execution and delivery are prerequisites to the effectiveness thereof.

Based on the foregoing, I am of the opinion that the Carried Forward Shares and the Rollover Shares have been duly and validly authorized and reserved for issuance, and that all such Carried Forward Shares and Rollover Shares, upon their issuance (or transfer in the case of shares acquired by the Corporation and held in its treasury) under the terms of the 2026 Plan and as authorized by the Corporation’s Board of Directors, will be legally issued, fully paid and nonassessable.

The opinions expressed in this opinion letter are limited to the law of the Commonwealth of Pennsylvania. The foregoing opinions are rendered as of the date of this letter. I assume no obligation to update or supplement any of such opinions to reflect any changes of law or fact that may occur.

I am furnishing this opinion letter to you solely in connection with the Post-Effective Amendment. You may not rely on this opinion letter in any other connection, and it may not be furnished to or relied upon by any other person for any purpose, without my specific prior written consent. I hereby consent to the filing of this opinion as an exhibit to the Post-Effective Amendment. I also consent to a reference to me and this opinion in the Post-Effective Amendment and the documents constituting a prospectus relating to the 2026 Plan meeting the requirements of the Act. In giving my consent, I do not hereby admit that I am in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations thereunder.

Very truly yours,

/s/ Joseph R. Gette

Joseph R. Gette